Exhibit 99.1

NOTICE TO THE SHAREHOLDERS OF SOL-GEL TECHNOLOGIES LTD.
(the "Company")

March 9, 2021

The Proxy Statement for the Special Meeting of Shareholders of the Company to be held on March 22, 2021 is hereby amended as follows:

In Proposal 2, the first full paragraph on page 10 of the Proxy Statement is revised in its entirety to read as follows (changes marked):

“The Company’s Compensation Policy provides that the fair value of equity-based compensation granted to the directors, calculated annually on a linear basis, shall not exceed $55,000 per director, with an additional $10,000 per year for committee chairmen and an additional $5,000 per year for committee members. Because the estimated annual fair value of the proposed grant of options as of the date of approval by the Board, as calculated by the Company under the Black-Scholes methodology, is approximately ~~$105,000~~ $60,714, the proposed grant of options would slightly deviate from ~~not comply with~~ the Company’s Compensation Policy. ~~The annual fair value provided above was affected by the volatility over the last few years of the price of the shares of comparable biopharmaceutical companies used in the calculation.~~”